Exhibit 97

Where Food Comes From, Inc.

Financial Restatement Clawback Policy

I. BACKGROUND

Where Food Comes From, Inc. (the “Company”) has adopted this policy (this “Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement. This Policy is intended to comply with SEC Rule 10D-1 and as set forth under the Nasdaq Stock Market (“Nasdaq”), Listing Rule 5608, “Recovery of Erroneously Awarded Compensation.” Certain terms used in this Policy are defined in Section VIII below.

II. STATEMENT OF POLICY

The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under Section V below.

III. SCOPE OF POLICY

A. Covered Persons and Recovery Period. This Policy applies to Incentive-Based Compensation received by a person:

●	after beginning service as an Executive Officer,

●	who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,

●	while the Company has a class of securities listed on a national securities exchange, and

●	during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).

Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 1, 2023.

For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

●	the date the board of directors of the Company (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and

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●	the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.

IV. AMOUNT SUBJECT TO RECOVERY

A. Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

B. Covered Compensation Based on a Financial Reporting Measure. For Incentive-Based Compensation based wholly or in part upon the attainment of a Financial Reporting Measure, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Compensation Committee of the Company’s Board of Directors (the “Committee”) based on a reasonable estimate of the effect of the Restatement on the Financial Reporting Measure upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

C. Method of Recovery. The Company will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances.

D. Other Recoupment Rights; Event of Conflict. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement. If any awards are subject to both this Policy and any other right to recoupment under any similar policy or similar provision in any applicable employment agreement, equity award agreement or similar agreement, and there is any conflict between the terms of this Policy and such other policy or provision, then such conflict or inconsistency shall be resolved by giving precedence to this Policy.

V. EXCEPTIONS

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

B. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

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VII. DISCLOSURE

The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

“Executive Officer” means each “executive officer” of the Company (as defined in Rule 10D-1(d) under the Exchange Act), which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.

“Financial Reporting Measures” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. ADMINISTRATION; AMENDMENT; TERMINATION

All determinations under this Policy will be made by the Committee, including determinations regarding how any recovery under this Policy is effected. Any determinations of the Committee will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy.

The Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

X. EFFECTIVENESS

This Policy shall be effective as of December 1, 2023.

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